Exhibit 13

NLS Pharmaceutics AG

Board of Directors

The Circle 6

8058 Zürich

St. Niklausen, 21.02.2025

Notification according to article 697 of the Swiss Code of Obligations (“CO”)

Dear Sirs

We herewith notify you that Magnetic Rock Investment AG, Langensandhöhe 15, 6005 St.Niklausen transferred all shares held in NLS Pharmaceutics AG to:

●	Jürgen Bauer, Etzlibergstrasse 28, 8800 Thalwil (17’781 ordinary shares)

●	Ronald Hafner, Weinbergstrasse 72, 8703 Erlenbach (17’782 ordinary shares)

●	Peter Lennart Nils Ödman, Sunnenhalden 27, 8712 Stäfa (17’781 ordinary shares)

●	Michael Albert Stein, Unter den Reben 5, 4312 Magden (17’781 ordinary shares)

We would like to thank you for taking note and ask you to adjust the share register accordingly.

Yours sincerely,

/s/ Ronald Hafner	/s/ Cristoph Huber
Ronald Hafner	Christoph Huber